AVISTAR COMMUNICATIONS CORPORATION
1875 South Grant Street, 10th Floor
San Mateo, CA 94402
Main 650.525.3300
Fax 650.525.1360
Video 650.525.1580
www.avistar.com

January 20, 2011

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:              Kathleen Collins, Accounting Branch Chief
Megan Akst, Staff Accountant
Melissa Feider, Staff Accountant
Michael Johnson, Staff Attorney
Maryse Mills-Apenteng, Special Counsel

Re:	AVISTAR COMMUNICATIONS CORPORATION
FORM 10-K for the year ended December 31, 2009 (the “Form 10-K”)|
Filed on March 30, 2010
FILE No. 001-31121

Ladies and Gentlemen:

On behalf of Avistar Communications Corporation (“Avistar” or the “Company”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) set forth in the Staff’s letter dated January 10, 2011 relating to the above referenced filing.

The Company is filing this letter via EDGAR, and for the convenience of the Staff, is providing the Staff with courtesy hard copies via overnight courier.  To facilitate the review of the Company’s responses, each of the Staff’s comments has been restated in italicized, bold type below, followed by the Company’s response.

United States Securities and Exchange Commission
January 20, 2011

Form 10-K for Fiscal Year Ended December 31, 2009

Item 1. Business

Video Communications Products, page 11

1.
We refer to your response to prior comment 1.  To the extent you specifically refer to material contracts in the business section, you should include a specific discussion of the material terms of any such contracts, whether or not you conclude that you are substantially dependent on them within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.   Further, to the extent you conclude that the material terms of the contracts do not differ materially from your agreements with your customers generally, you may include a statement to this effect along with a cross-reference to the location in your filing where the general description of these terms can be found.  Please confirm your understanding.

The Company has noted the Staff’s comment and we confirm our understanding that if we conclude that the material terms of a contract does not differ materially from our customer agreements we will include in our filings a statement to this effect along with a cross-reference to the location in our filing where the general description of these terms can be found.

Item 15. Exhibits, Financial Statement Schedules

(a)(3) Exhibits, page 39

2.
We refer to your response to prior comment 6.  The exhibits that were not filed with or incorporated by reference into your Form 10-K were required to be filed at the time of the filing of your Form 10-K.  Accordingly, please amend your Form 10-K to either file the omitted exhibits or incorporate them by reference.

Enclosed for your review, please find a copy of the proposed Form 10-K amendment attached hereto as Exhibit A.  Upon your review and approval, we will file the amended Form 10-K.

United States Securities and Exchange Commission
January 20, 2011

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

If you have any questions regarding our responses, you may contact me at (650) 525-3339 or Miaw Chin Foong, Corporate Controller at (650) 525-3366 or Asaf Kharal of Wilson Sonsini Goodrich & Rosati (650) 320-4557. In addition, please provide a facsimile of any additional comments you may have to the attention of Asaf Kharal at (650-493-6811).

Thank you for your assistance.

Very truly yours,

/s/ ELIAS A. MURRAYMETZGER
Elias A. MurrayMetzger
Chief Financial Officer

cc:	Robert P. Latta, Esq., Wilson Sonsini Goodrich & Rosati

Asaf Kharal, Esq., Wilson Sonsini Goodrich & Rosati

Richard Bellucci, CPA, Burr Pilger Mayer, Inc.

EXHIBIT A

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 10-K/A Amendment No. 1
(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
Or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 Or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to _______________________
Commission file number: 000-31121
AVISTAR COMMUNICATIONS CORPORATION
(Exact name of registrant as specified in its charter)
Delaware	88-0463156
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
1875 South Grant Street, 10th Floor San Mateo California	94402
(Address of principal executive offices)	(Zip Code))
Registrant’s telephone number, including area code: (650) 525-3300
Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: None Title of each class Common Stock, $0.001 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required
to file such reports), and (2) has been subject to such filing requirements for the past 90 days.                                                                                                                                              Yes ☒   No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated
by reference in Part III of this Form 10-K or any amendment to this Form 10-K.                                                                                                                                                                                               ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding
12 months  (or for such shorter period that the registrant was required to submit and post such files).                                                                                                                                  Yes ☐   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.  (Check one):
Large accelerated filer  ☐                                                                                                       Accelerated filer                          ☐
Non-accelerated filer    ☐     (Do not check if a smaller reporting company)                 Smaller reporting company        ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the closing price of $0.91 per share for shares of the Registrant’s Common Stock on June 30, 2009 (the last business day of the Registrant’s most recently completed second fiscal quarter as reported by the Pink Sheets) was $12,321,838.  Shares of Common Stock held by each executive officer and director and by each person who owns 10% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates.  This determination of affiliate status is not necessarily a conclusive determination for other purposes.  The Registrant’s Common Stock is currently quoted and traded on the Pink Sheets, an over-the-counter securities market.

As of March 3, 2010, the registrant had outstanding 39,022,344 shares of Common Stock.

EXPLANATORY NOTE

We are filing this Amendment No. 1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Annual Report”), which was filed with the Securities and Exchange Commission on March 30, 2010, to amend and restate Item 15 of Part IV, “Exhibits, Financial Statement Schedules,”  to clarify that any documents listed as Exhibits under Item 15 of Part IV that were not actually filed with the Annual Report are expressly incorporated by reference into the Annual Report pursuant to Rule 12b-32 promulgated under the Exchange Act of 1934, as amended (the “Exchange Act”).  We are also filing amended Exhibit 31.3, Section 302 Certification – Robert F. Kirk and amended Exhibit 31.4, Section 302 Certification – Elias A. MurrayMetzger.

This Amendment No. 1 does not affect any other section of the Annual Report not otherwise discussed herein and continues to speak as of the date of the Annual Report.  Accordingly, this Amendment No. 1 should be read in conjunction with our other filings made with the Securities and Exchange Commission subsequent to the filing of the Annual Report.

EXHIBIT A

PART IV

Item 15.  Exhibits, Financial Statement Schedules

(a)(1)           Financial Statements

The following financial statements were filed as a part of the Annual Report:

(a)(2)           Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts (see page S-1)

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

(a)(3)           Exhibits

The following exhibits are filed herewith or incorporated by reference as indicated below.

Exhibit Number	Description
3.2
Restated Certificate of Incorporation (Filed as an exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-39008) as declared effective by the Securities and Exchange Commission on August 16, 2000.)

3.3
Bylaws of Avistar Communications Corporation (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004 filed with the Securities and Exchange Commission on March 28, 2005.)

4.1
Specimen Certificate evidencing shares of Common Stock (Filed as an exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-39008) as declared effective by the Securities and Exchange Commission on August 16, 2000.)

10.1
1997 Stock Option Plan, as amended* (Filed as an exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-39008) as declared effective by the Securities and Exchange Commission on August 16, 2000.)

10.1.1
1997 Stock Option Plan Form of Stock Option Agreement* (Filed as an exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-39008) as declared effective by the Securities and Exchange Commission on August 16, 2000.)

10.2
2000 Stock Option Plan, as amended* (Filed as an exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-39008) as declared effective by the Securities and Exchange Commission on August 16, 2000.)

10.3
2000 Director Option Plan, as amended* (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on April 28, 2006.)

Exhibit Number	Description
10.4
Form of Director Option Agreement* (Filed as an exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-39008) as declared effective by the Securities and Exchange Commission on August 16, 2000.)

10.5
2000 Employee Stock Purchase Program, as amended* (Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the three months ended September 30, 2006 filed with the Securities and Exchange Commission on November 14, 2006.)

10.6
Form of Indemnification Agreement* (Filed as an exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-39008) as declared effective by the Securities and Exchange Commission on August 16, 2000.)

10.7
Settlement Agreement and Release between Avistar Communications Corporation and R. Stephen Heinrichs dated April 26, 2001* (Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2001.)

10.8
Lease Agreement among Avistar Communications Corporation and Crossroads Associates and Clocktower Associates dated December 1, 2006 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 22, 2007.)

10.9
Common Stock Purchase Agreement by and among Avistar Communications Corporation and The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust, Grady Burnett and Wendolyn Hearn dated October 15, 2003 (Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the three months ended September 30, 2003 filed with the Securities and Exchange Commission on October 23, 2003.)

10.10
Stock Purchase Agreement among Avistar Communications Corporation, Fuller & Thaler Behavioral Finance Fund, Ltd. and Fuller & Thaler Avalanche Fund, L.P. dated March 23, 2004 (Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed with the Securities and Exchange Commission on May 11, 2004.)

10.11
Settlement Agreement among Avistar Communications Corporation, Collaboration Properties, Inc. and Polycom, Inc. dated November 12, 2004 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004 filed with the Securities and Exchange Commission on March 28, 2005.)

10.12†
Patent Cross-License Agreement Among the Company, Collaboration Properties, Inc. and Polycom, Inc. dated November 12, 2004 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on April 28, 2006.)

10.13†
Patent License Agreement dated May 15, 2006 among Avistar Communications Corporation, Collaboration Properties, Inc., Sony Corporation and Sony Computer Entertainment, Inc. (Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the three months ended September 30, 2006 filed with the Securities and Exchange Commission on November 14, 2006.)

10.14†
Patent License Agreement dated February 15, 2007 by and among Avistar Communications Corporation, Collaboration Properties, Inc., Tandberg ASA, Tandberg Telecom AS, and Tandberg, Inc. (Filed on May 14, 2007 as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)

10.15†
Patent License Agreement dated May 15, 2007 by and among Avistar Communications Corporation, Avistar Systems (UK) Limited, and Radvision LTD.  (Filed on August 3, 2007 as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007)

10.16
Employment Agreement between Avistar Communications Corporation and Simon B. Moss effective July 16, 2007. * (Filed on November 13, 2007 as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007)

10.17
Amended and restated Security Agreement dated December 17, 2007 between Avistar Communications Corporation and JPMorganChase Bank, N.A. originally dated December 23, 2006. (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 31, 2008)

Exhibit Number	Description
10.18
Amendment dated December 17, 2007 to the Revolving Credit Promissory Note issued by Avistar Communications Corporation in favor of JPMorgan originally dated December 23, 2006. (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 31, 2008)

10.19
Second amendment dated December 17, 2007 to the Revolving Credit Promissory Note issued by Avistar Communications Corporation in favor of JPMorgan originally dated December 23, 2006. (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 31, 2008)

10.20
Amendment dated December 17, 2007 to the Guaranty issued by Gerald J. Burnett and The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust in favor of JPMorgan originally dated December 23, 2006. (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 31, 2008)

10.21	Convertible Note Purchase Agreement among the Company and the Purchasers named therein dated January 4, 2008 (Filed on January 9, 2008 as an exhibit to the Registrant’s Current Report on Form 8-K)
10.22
Security Agreement among the Company, Baldwin Enterprises, Inc., as Collateral Agent, and the Purchasers named therein dated January 4, 2008 (Filed on January 9, 2008 as an exhibit to the Registrant’s Current Report on Form 8-K)

10.23	Form of 4.5% Convertible Subordinated Secured Note Due 2010 (Filed on January 9, 2008 as an exhibit to the Registrant’s Current Report on Form 8-K)
10.24
Inter-creditor Agreement among the Purchasers of the 4.5% Convertible Subordinated Secured Notes Due 2010 dated January 4, 2008 (Filed on January 9, 2008 as an exhibit to the Registrant’s Current Report on Form 8-K)

10.25†
Licensed Works Agreement between Avistar Communications Corporation and International Business Machines Corporation dated September 8, 2008 (Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the three months ended September 30, 2008 filed with the Securities and Exchange Commission on November 14, 2008.)

10.26†
Licensed Works Agreement Statement of Work between Avistar Communications Corporation and International Business Machines Corporation dated September 8, 2008 (Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the three months ended September 30, 2008 filed with the Securities and Exchange Commission on November 14, 2008.)

10.27†
Patent License Agreement between Avistar Communications Corporation and International Business Machines Corporation dated September 9, 2008. (Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the three months ended September 30, 2008 filed with the Securities and Exchange Commission on November 14, 2008.)

10.28
Amended and Restated Revolving Credit Promissory Note issued by Avistar Communications Corporation to JPMorgan Chase Bank, N.A. dated December 22, 2008 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 31, 2009.)

10.29
Facility Agreement between Avistar Communications Corporation and JPMorgan Chase Bank, N.A. dated December 22, 2008 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 31, 2009.)

10.30
Amended and Restated Collateral Agreement dated December 22, 2008 between Avistar Communications Corporation and JPMorgan Chase Bank, N.A. dated December 22, 2008 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 31, 2009.)

10.31
Second Amended and Restated Security Agreement between Avistar Communications Corporation and JPMorgan Chase Bank, N.A. (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 31, 2009.)

Exhibit Number	Description
10.32
Amended and Restated Guaranty issued by Gerald J. Burnett and The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust in favor of JPMorgan Chase Bank, N.A. dated December 22, 2008 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 31, 2009.)

10.33
Amended and Restated Form of Note Sale Agreement among Gerald J. Burnett, The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust and JPMorgan Chase Bank, N.A. (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 31, 2009.)

10.34
Personal guarantee issued by Gerald J. Burnett in favor of Avistar Communications Corporation dated March 29, 2009 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 31, 2009.)

10.35	Separation Agreement and Release between Avistar Communications Corporation and Simon Moss dated July 8, 2009* (Filed on July 14, 2009 as an exhibit to the Registrant’s Current Report on Form 8-K.)
10.36
Employment Agreement between Avistar Communications Corporation and Robert Kirk dated July 14, 2009* (Filed on July 14, 2009 and amended on July 17, 2009  as an exhibit to the Registrant’s Current Report on Form 8-K.)

10.37	Compromise Agreement between Avistar Systems (UK) Limited and Darren Innes dated August 19, 2009 *(Filed on August 25, 2009 as an exhibit to the Registrant’s Current Report on Form 8-K.)
10.38	2009 Equity Incentive Plan* (Filed on December 14, 2009 as an exhibit to the Registrant’s Current Report on Form 8-K.)
10.38.1	2009 Equity Incentive Plan Form of Stock Option Agreement* (Filed on December 14, 2009 as an exhibit to the Registrant’s Current Report on Form 8-K.)
10.38.2	2009 Equity Incentive Plan Form of Restricted Stock Unit Agreement* (Filed on December 14, 2009 as an exhibit to the Registrant’s Current Report on Form 8-K.)
10.39†
Patent Purchase Agreement dated December 18, 2009 between Avistar Communications Corporation and Intellectual Ventures Fund 61 LLC. (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

10.40	Second Amended and Restated Revolving Credit Promissory Note issued by Avistar Communications Corporation to JPMorgan Chase Bank, N.A. dated December 22, 2009.
10.41
Facility Agreement between Avistar Communications Corporation and JPMorgan Chase Bank, N.A. dated December 22, 2009 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

10.42
Second Amended and Restated Collateral Agreement between Avistar Communications Corporation and JPMorgan Chase Bank, N.A. dated December 22, 2009 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.).

10.43
Second Amended and Restated Guaranty issued by Gerald J. Burnett and The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust in favor of JPMorgan Chase Bank, N.A. dated December 22, 2009 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

10.44
Amended and Restated Note Sale Agreement among Gerald J. Burnett, The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust and JPMorgan Chase Bank, N.A. (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

10.45
Third Amended and Restated Security Agreement between Avistar Communications Corporation and JPMorgan Chase Bank, N.A. dated December 22, 2009 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

Exhibit Number	Description
10.46
Facility Agreement between Avistar Communications Corporation and JPMorgan Chase Bank, N.A. dated January 11, 2010 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

10.47
Fourth Amended and Restated Security Agreement between Avistar Communications Corporation and JPMorgan Chase Bank, N.A dated January 11, 2010 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

10.48	Reaffirmation of Guaranty issued by Gerald J. Burnett and The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust in favor of JPMorgan Chase Bank, N.A. dated January 11, 2010.
10.49
UCC Financing Statement Amendment between Avistar Communications Corporation and JPMorgan Chase Bank, N.A. (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

10.50
Personal guarantee issued by Gerald J. Burnett in favor of Avistar Communications Corporation dated March 26, 2010 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

21.1
Subsidiaries of the Company (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

23.1	Consent of Independent Registered Public Accounting Firm: Burr Pilger Mayer, Inc.
24.1
Power of Attorney (see page 43) (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

31.1
Rule 13a-14(a)/15d-14(a) Certification by the Chief Executive Officer. (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

31.2
Rule 13a-14(a)/15d-14(a) Certification by the Chief Financial Officer. (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

31.3	Rule 13a-14(a)/15d-14(a) Certification by the Chief Executive Officer.
31.4	Rule 13a-14(a)/15d-14(a) Certification by the Chief Financial Officer.
32
Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

*	Indicates management contract or compensatory plan or arrangement required to be filed an exhibit pursuant to Item 14(c) of Form 10-K.
†	Portions of the exhibit have been omitted pursuant to a request for confidential treatment and the omitted portions have been separately filed with the Commission.

(b)           Exhibits

The exhibits filed as part of this report are listed in Item 15(a)(3) of this Form 10-K/A.

(c)           Schedules

The financial statement schedules required by Regulation S-X and Item 8 of this form are listed in Item 15(a)(2) of this Form 10-K/A.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVISTAR COMMUNICATIONS CORPORATION

Date: January _, 2011	By:	/s/ ROBERT F. KIRK
Robert F. Kirk
Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description
3.2
Restated Certificate of Incorporation (Filed as an exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-39008) as declared effective by the Securities and Exchange Commission on August 16, 2000.)

3.3
Bylaws of Avistar Communications Corporation (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004 filed with the Securities and Exchange Commission on March 28, 2005.)

4.1
Specimen Certificate evidencing shares of Common Stock (Filed as an exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-39008) as declared effective by the Securities and Exchange Commission on August 16, 2000.)

10.1
1997 Stock Option Plan, as amended* (Filed as an exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-39008) as declared effective by the Securities and Exchange Commission on August 16, 2000.)

10.1.1
1997 Stock Option Plan Form of Stock Option Agreement* (Filed as an exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-39008) as declared effective by the Securities and Exchange Commission on August 16, 2000.)

10.2
2000 Stock Option Plan, as amended* (Filed as an exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-39008) as declared effective by the Securities and Exchange Commission on August 16, 2000.)

10.3
2000 Director Option Plan, as amended* (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on April 28, 2006.)

10.4
Form of Director Option Agreement* (Filed as an exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-39008) as declared effective by the Securities and Exchange Commission on August 16, 2000.)

10.5
2000 Employee Stock Purchase Program, as amended* (Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the three months ended September 30, 2006 filed with the Securities and Exchange Commission on November 14, 2006.)

10.6
Form of Indemnification Agreement* (Filed as an exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-39008) as declared effective by the Securities and Exchange Commission on August 16, 2000.)

10.7
Settlement Agreement and Release between Avistar Communications Corporation and R. Stephen Heinrichs dated April 26, 2001* (Filed as an exhibit to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2001.)

10.8
Lease Agreement among Avistar Communications Corporation and Crossroads Associates and Clocktower Associates dated December 1, 2006 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 22, 2007.)

10.9
Common Stock Purchase Agreement by and among Avistar Communications Corporation and The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust, Grady Burnett and Wendolyn Hearn dated October 15, 2003 (Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the three months ended September 30, 2003 filed with the Securities and Exchange Commission on October 23, 2003.)

10.10
Stock Purchase Agreement among Avistar Communications Corporation, Fuller & Thaler Behavioral Finance Fund, Ltd. and Fuller & Thaler Avalanche Fund, L.P. dated March 23, 2004 (Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed with the Securities and Exchange Commission on May 11, 2004.)

Exhibit Number	Description
10.11
Settlement Agreement among Avistar Communications Corporation, Collaboration Properties, Inc. and Polycom, Inc. dated November 12, 2004 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004 filed with the Securities and Exchange Commission on March 28, 2005.)

10.12†
Patent Cross-License Agreement Among the Company, Collaboration Properties, Inc. and Polycom, Inc. dated November 12, 2004 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on April 28, 2006.)

10.13†
Patent License Agreement dated May 15, 2006 among Avistar Communications Corporation, Collaboration Properties, Inc., Sony Corporation and Sony Computer Entertainment, Inc. (Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the three months ended September 30, 2006 filed with the Securities and Exchange Commission on November 14, 2006.)

10.14†
Patent License Agreement dated February 15, 2007 by and among Avistar Communications Corporation, Collaboration Properties, Inc., Tandberg ASA, Tandberg Telecom AS, and Tandberg, Inc. (Filed on May 14, 2007 as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)

10.15†
Patent License Agreement dated May 15, 2007 by and among Avistar Communications Corporation, Avistar Systems (UK) Limited, and Radvision LTD.  (Filed on August 3, 2007 as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007)

10.16
Employment Agreement between Avistar Communications Corporation and Simon B. Moss effective July 16, 2007. * (Filed on November 13, 2007 as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007)

10.17
Amended and restated Security Agreement dated December 17, 2007 between Avistar Communications Corporation and JPMorganChase Bank, N.A. originally dated December 23, 2006. (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 31, 2008)

10.18
Amendment dated December 17, 2007 to the Revolving Credit Promissory Note issued by Avistar Communications Corporation in favor of JPMorgan originally dated December 23, 2006. (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 31, 2008)

10.19
Second amendment dated December 17, 2007 to the Revolving Credit Promissory Note issued by Avistar Communications Corporation in favor of JPMorgan originally dated December 23, 2006. (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 31, 2008)

10.20
Amendment dated December 17, 2007 to the Guaranty issued by Gerald J. Burnett and The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust in favor of JPMorgan originally dated December 23, 2006. (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 31, 2008)

10.21	Convertible Note Purchase Agreement among the Company and the Purchasers named therein dated January 4, 2008 (Filed on January 9, 2008 as an exhibit to the Registrant’s Current Report on Form 8-K)
10.22
Security Agreement among the Company, Baldwin Enterprises, Inc., as Collateral Agent, and the Purchasers named therein dated January 4, 2008 (Filed on January 9, 2008 as an exhibit to the Registrant’s Current Report on Form 8-K)

10.23	Form of 4.5% Convertible Subordinated Secured Note Due 2010 (Filed on January 9, 2008 as an exhibit to the Registrant’s Current Report on Form 8-K)
10.24
Inter-creditor Agreement among the Purchasers of the 4.5% Convertible Subordinated Secured Notes Due 2010 dated January 4, 2008 (Filed on January 9, 2008 as an exhibit to the Registrant’s Current Report on Form 8-K)

10.25†
Licensed Works Agreement between Avistar Communications Corporation and International Business Machines Corporation dated September 8, 2008 (Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the three months ended September 30, 2008 filed with the Securities and Exchange Commission on November 14, 2008.)

Exhibit Number	Description
10.26†
Licensed Works Agreement Statement of Work between Avistar Communications Corporation and International Business Machines Corporation dated September 8, 2008 (Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the three months ended September 30, 2008 filed with the Securities and Exchange Commission on November 14, 2008.)

10.27†
Patent License Agreement between Avistar Communications Corporation and International Business Machines Corporation dated September 9, 2008. (Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the three months ended September 30, 2008 filed with the Securities and Exchange Commission on November 14, 2008.)

10.28
Amended and Restated Revolving Credit Promissory Note issued by Avistar Communications Corporation to JPMorgan Chase Bank, N.A. dated December 22, 2008 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 31, 2009.)

10.29
Facility Agreement between Avistar Communications Corporation and JPMorgan Chase Bank, N.A. dated December 22, 2008 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 31, 2009.)

10.30
Amended and Restated Collateral Agreement dated December 22, 2008 between Avistar Communications Corporation and JPMorgan Chase Bank, N.A. dated December 22, 2008 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 31, 2009.)

10.31
Second Amended and Restated Security Agreement between Avistar Communications Corporation and JPMorgan Chase Bank, N.A. (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 31, 2009.)

10.32
Amended and Restated Guaranty issued by Gerald J. Burnett and The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust in favor of JPMorgan Chase Bank, N.A. dated December 22, 2008 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 31, 2009.)

10.33
Amended and Restated Form of Note Sale Agreement among Gerald J. Burnett, The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust and JPMorgan Chase Bank, N.A. (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 31, 2009.)

10.34
Personal guarantee issued by Gerald J. Burnett in favor of Avistar Communications Corporation dated March 29, 2009 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 31, 2009.)

10.35	Separation Agreement and Release between Avistar Communications Corporation and Simon Moss dated July 8, 2009* (Filed on July 14, 2009 as an exhibit to the Registrant’s Current Report on Form 8-K.)
10.36
Employment Agreement between Avistar Communications Corporation and Robert Kirk dated July 14, 2009* (Filed on July 14, 2009 and amended on July 17, 2009  as an exhibit to the Registrant’s Current Report on Form 8-K.)

10.37	Compromise Agreement between Avistar Systems (UK) Limited and Darren Innes dated August 19, 2009 *(Filed on August 25, 2009 as an exhibit to the Registrant’s Current Report on Form 8-K.)
10.38	2009 Equity Incentive Plan* (Filed on December 14, 2009 as an exhibit to the Registrant’s Current Report on Form 8-K.)
10.38.1	2009 Equity Incentive Plan Form of Stock Option Agreement* (Filed on December 14, 2009 as an exhibit to the Registrant’s Current Report on Form 8-K.)
10.38.2	2009 Equity Incentive Plan Form of Restricted Stock Unit Agreement* (Filed on December 14, 2009 as an exhibit to the Registrant’s Current Report on Form 8-K.)

Exhibit Number	Description
10.39†
Patent Purchase Agreement dated December 18, 2009 between Avistar Communications Corporation and Intellectual Ventures Fund 61 LLC. (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

10.40	Second Amended and Restated Revolving Credit Promissory Note issued by Avistar Communications Corporation to JPMorgan Chase Bank, N.A. dated December 22, 2009.
10.41
Facility Agreement between Avistar Communications Corporation and JPMorgan Chase Bank, N.A. dated December 22, 2009 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

10.42
Second Amended and Restated Collateral Agreement between Avistar Communications Corporation and JPMorgan Chase Bank, N.A. dated December 22, 2009 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.).

10.43
Second Amended and Restated Guaranty issued by Gerald J. Burnett and The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust in favor of JPMorgan Chase Bank, N.A. dated December 22, 2009 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

10.44
Amended and Restated Note Sale Agreement among Gerald J. Burnett, The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust and JPMorgan Chase Bank, N.A. (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

10.45
Third Amended and Restated Security Agreement between Avistar Communications Corporation and JPMorgan Chase Bank, N.A. dated December 22, 2009 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

10.46
Facility Agreement between Avistar Communications Corporation and JPMorgan Chase Bank, N.A. dated January 11, 2010 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

10.47
Fourth Amended and Restated Security Agreement between Avistar Communications Corporation and JPMorgan Chase Bank, N.A dated January 11, 2010 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

10.48	Reaffirmation of Guaranty issued by Gerald J. Burnett and The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust in favor of JPMorgan Chase Bank, N.A. dated January 11, 2010.
10.49
UCC Financing Statement Amendment between Avistar Communications Corporation and JPMorgan Chase Bank, N.A. (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

10.50
Personal guarantee issued by Gerald J. Burnett in favor of Avistar Communications Corporation dated March 26, 2010 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

21.1
Subsidiaries of the Company (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

23.1	Consent of Independent Registered Public Accounting Firm: Burr Pilger Mayer, Inc.
24.1
Power of Attorney (see page 43) (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

Exhibit Number	Description
31.1
Rule 13a-14(a)/15d-14(a) Certification by the Chief Executive Officer. (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

31.2
Rule 13a-14(a)/15d-14(a) Certification by the Chief Financial Officer. (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

31.3	Rule 13a-14(a)/15d-14(a) Certification by the Chief Executive.
31.4	Rule 13a-14(a)/15d-14(a) Certification by the Chief Financial Officer.
32
Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 30, 2010.)

*	Indicates management contract or compensatory plan or arrangement required to be filed an exhibit pursuant to Item 14(c) of Form 10-K.
†	Portions of the exhibit have been omitted pursuant to a request for confidential treatment and the omitted portions have been separately filed with the Commission.

EXHIBIT 31.3

CERTIFICATION
    I, Robert F. Kirk, certify that:

1.	I have reviewed this Amendment No. 1 to annual report on Form 10-K/A of Avistar Communications Corporation; and

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: January __, 2011
/s/ Robert F. Kirk
Robert F. Kirk
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.4

CERTIFICATION
    I, Elias A. MurrayMetzger, certify that:

1.	I have reviewed this Amendment No. 1 to annual report on Form 10-K/A of Avistar Communications Corporation; and

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Date: January __, 2011
/s/ Elias A. MurrayMetzger
Elias A. MurrayMetzger
Chief Financial Officer, Chief Administrative Officer and Corporate Secretary
(Principal Financial and Accounting Officer)